December 16, 2008

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attention: Larry Greene, Division of Investment Management

                    Mail Stop 0505

Re:	Morgan Stanley Global Long/Short Fund A (File No. 811-22094) and Morgan Stanley Global Long/Short Fund P (File No. 811-22095) (each, a “Fund”)

Dear Mr. Greene:

Thank you for your telephonic comments regarding recent tender offer filings made by each Fund. Below, we set forth our responses to your comments. All page numbers and sections referenced below refer to the tender offer documents filed by Morgan Stanley Global Long/Short Fund A on September 17, 2008 (File No. 005-83903) and Morgan Stanley Global Long/Short Fund P (File No. 005-83902) filed on September 17, 2008. Any changes to be made in response to your comments will be made in subsequent filings for tender offers to be conducted by each Fund, including filings made on January 16, 2009 by each Fund.

GENERAL

Comment 1.	In connection with future tender offer filings, please include a transmittal letter with the filing that contains the contact information of a person to be contacted with any comments.

Response 1. Each Fund will include a transmittal letter in connection with future filings of tender offer documents containing the contact information of a person to be contacted with any comments.

OFFER TO PURCHASE

Comment 2.	The fifth bullet point on page B-6 of the Offer to Purchase states that “The Note will be mailed to you and will entitle you to an initial payment in cash equal to at least 90% of the unaudited net asset value of the Shares (the “Initial Payment”), which will be paid to you no later than 30 days after the Valuation Date or, if we have requested withdrawals of capital from the Master Fund in order to fund the purchase of Shares, no later than 10 business days after we have received at least 90% of the aggregate amount withdrawn from the Master Fund.” Please add language indicating that (a) the Master Fund may have to redeem from underlying hedge funds to meet redemptions and (b) there accordingly may be redemption delays if such underlying hedge funds have delayed or suspended redemptions.

Response 2. The requested disclosure will be added to future filings.

Comment 3.	The sixth bullet point on page B-7 of the Offer to Purchase states that “As of the Prior NAV Calculation Date, the net asset value of the Fund was $75,736,235.” Please add the per share NAV of Fund shares as of such date.

Response 3. The requested disclosure will be added to future filings.

Comment 4.	Please explain how the disclosure in Item 4 on page B-7 is consistent with the requirements of conducting a “continuous public offering” under Rule 415 under the Securities Act of 1933, as amended (the “1933 Act”).

Response 4. The disclosure has been revised to clarify that this paragraph is in accordance with the requirements of Rule 415 of the 1933 Act.

Comment 5.	Item 7 on page B-11 states that “For purposes of the Offer, the Fund will be deemed to have accepted a Shareholder’s tender of tendered Shares as, if, and when it gives written notice to the tendering Shareholder of its election to accept such Shareholder’s tender and purchase such Shares.” Please indicate whether there are instances in which the Fund retains the discretion to reject a Shareholder’s tender of Shares.

Response 5. As stated in Item 5, the Fund may reject a Shareholder’s tender of Shares if it determines that the tender is not in the appropriate form or the acceptance of, or payment for, would in the opinion of counsel for the Fund, be unlawful. The disclosure in Item 7 has been revised accordingly.

Comment 6.	Please indicate whether the Fund is currently experiencing any of the conditions outlined in Item 8 on pages B-12 and B-13 that would allow the Fund to cancel or postpone the offer.

Response 6. As of the date of this response, the Fund confirms that it is not experiencing any of the conditions outlined in Item 8.

As you have requested and consistent with SEC Press Release 2004-89, the Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Clifford Chance, Richard Horowitz at (212) 878-8110 or Jeremy Senderowicz at (212) 818-3412, or me at (610) 940-4639. Thank you.

Best regards,

/s/ John F. Cacchione
John F. Cacchione

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